SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

1-800-FLOWERS.COM, INC.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

68243Q
(CUSIP Number)

Gerard M. Gallagher, Esq.
1-800-FLOWERS.COM, Inc.
One Old Country Road
Carle Place, New York  11514
(516) 237-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 27, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68243Q
(1)	NAME OF REPORTING PERSONS Christopher G. McCann
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS PF
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	SOLE VOTING POWER 5,122,189
	(8)	SHARED VOTING POWER 52,548
	(9)	SOLE DISPOSITIVE POWER 4,534,185
	(10)	SHARED DISPOSITIVE POWER 52,548
(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,174,737
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
(13)
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.2% (based on 32,348,862 shares of Class A Common Stock outstanding as of February 14, 2012, which number includes 4,141,769 unvested restricted shares, plus 1,249,086 shares of Class A Common Stock issuable upon exercise of stock options exercisable within 60 days of February 14, 2012 and 2,903,188 shares of Class B Common Stock, each share of which (i) is convertible at any time into an equal number of shares of Class A Common Stock at the option of the holder thereof and (ii) has ten votes per share on all matters subject to the vote of the stockholders).

(14)	TYPE OF REPORTING PERSON IN

Item 1	Security and Issuer.

This Schedule 13D relates to the Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of 1-800-FLOWERS.COM, INC. (the “Issuer”), a Delaware corporation whose principal offices are located at One Old Country Road, Carle Place, New York 11514.

Item 2	Identity and Background.

(a)    This Schedule 13D is being filed by Christopher G. McCann (the “Reporting Person”), in respect of (a) 1,022,463 shares of Class A Common Stock owned directly by the Reporting Person, (b) 1,249,086 shares of Class A Common Stock subject to options owned directly by the Reporting Person that are exercisable within 60 days of February 13, 2012, (c) 850,640 shares of Class B Common Stock, par value $0.01 per share (the “Class B Common Stock”) of the Issuer owned directly by the Reporting Person, (d) 2,000,000 shares of Class B Common Stock held by the McCann Family Limited Partnership, a Georgia limited partnership (the “Partnership”), of which the Reporting Person is the general partner and exercises control and (e)  52,548 shares of Class B Common Stock held by The McCann Charitable Foundation, Inc. (the “Foundation”), of which the Reporting Person is a Director and the Treasurer.

(b)    The business address of the Reporting Person is One Old Country Road, Carle Place, New York 11514.

(c)    The Reporting Person is the President and a Director of the Issuer and is the President of the Issuer’s Consumer Floral Brand.  The Issuer is a floral and gift retailer.  The principal business address of the Isser is One Old Country Road, Carle Place, New York 11514.

(d)-(e)  The Reporting Person has not been, during the last five years, (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     The Reporting Person is a citizen of the United States.

Item 3	Source and Amount of Funds or Other Consideration.

All of the shares of Class A Common Stock beneficially owned directly by the Reporting Person were acquired (i) in connection with investing capital in the Issuer prior to its initial public offering, (ii) in connection with the grant of restricted share awards and options pursuant to the Issuer’s employee benefit plans, and (iii) in open market purchases.  The source of funds for such shares was personal funds.  No part of the purchase price was borrowed for the purpose of acquiring such securities.  All of the shares of Class B Common Stock beneficially owned by the Reporting Person which are owned by the Limited Partnership and the Foundation were acquired as a result of a gift or contribution prior to the Issuer’s initial public offering.

On October 26, 2010, pursuant to the Issuer’s 2003 Long Term Incentive and Share Award Plan, the Issuer granted to the Reporting Person 495,531 shares of Class A Common Stock and options to purchase 1,000,000 shares of Class A Common Stock.  The shares are subject to time vesting, with 195,532 shares vesting ratably over three years, with the first vesting having occurred on October 26, 2011, and 300,000 shares vesting ratably over eight years, with the first vesting having occurred on October 26, 2011.  37,188 of the shares that vested were withheld for tax purposes.  The options are exercisable ratably over an eight-year period, with options to purchase 125,000 shares of Class A Common Stock having become exercisable on October 26, 2011.  The options expire on October 26, 2020 and have an initial exercise price, subject to adjustment, of $1.79.

On November 1, 2011, pursuant to the Issuer’s 2003 Long Term Incentive and Share Award Plan, the Issuer granted to the Reporting Person 133,080 shares of Class A Common Stock and options to purchase 1,000,000 shares of Class A Common Stock.  The shares vest ratably over three years commencing on November 1, 2012, and 66,540 of the shares are also subject to the satisfaction of financial performance criteria during the Issuer’s 2012 fiscal year.  The options are exercisable ratably over an eight-year period, commencing on November 1, 2012.  The options expire on November 1, 2021, and have an initial exercise price, subject to adjustment, of $2.63.

In addition to the foregoing options, the Reporting Person owns the following options:

Shares Subject to Options	Initial Exercise Price	Expiration Date
372,429 (124,143 become exercisable on 5/5/2012)	$3.11	5/5/2016
300,000	$6.52	12/13/2015
37,500	$8.45	12/2/2014
250,000	$6.70	3/24/2013
250,000	$6.42	9/23/2012
38,300	$6.42	9/23/2012

Of the 1,022,463 shares of Class A Common Stock owned by the Reporting Person, including the shares referred to above in this Item 3, 588,004 shares are unvested,  62,071 shares are scheduled to vest on May 9, 2012, 102,676 shares are scheduled to vest on October 26, 2012, 102,677 shares are scheduled to vest on October 26, 2013, 37,500 shares are scheduled to vest on each of October 26, 2014, October 26, 2015, October 26, 2016, October 26, 2017 and October 26, 2018, 22,180 shares are scheduled to vest on each of November 1, 2012, November 1, 2013 and November 1, 2014 and, if financial performance criteria for fiscal year 2012 are satisfied, an additional 22,180 shares are scheduled to vest on each of November 1, 2012, November 1, 2013 and November 1, 2014.  The Reporting Person currently has the power to vote all of such shares of Class A Common Stock.  The Reporting Person does not have the right to dispose unvested shares of Class A Common Stock.

Item 4	Purpose of the Transaction.

The Reporting Person acquired his shares of Class A and Class B Common Stock and options to purchase Class A Common Stock for investment purposes and as part of his compensation as an officer and director of the Issuer.

(a)   The Reporting Person may continue to be granted Class A Common Stock awards and options to purchase shares of Class A Common Stock as part of his compensation as President of the Issuer and also as a member of the Issuer’s Board of Directors.  The Reporting Person may acquire additional securities of the Issuer or dispose of additional securities of the Issuer at any time and from time to time in the open market or otherwise.

Except for transactions in his capacity as an officer and director of the Issuer, the Reporting Person has no other present plans or proposals which relate to or would result in:

(b)   An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaies;

(c)   A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)   Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)   Any material change in the present capitalization or dividend policy of the Issuer;

(f)   Any other material change in the Issuer’s business or corporate structure;

(g)   Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)   Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)   A class of securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)   Any action similar to any of those enumerated above.

The Reporting Person reserves the right, based on all relevant factors and circumstances, to change his investment intent with respect to the Issuer and the shares of Class A Common Stock at ay time in the future, and to change his intent with respect to any or all of the matters referred to in this Schedule 13D, including, but not limited to, any of the items enumerated in subparagraphs (a) – (j) of Item 4 of this Schedule 13D.

Item 5	Interest in Securities of Issuer.

(a)   The Reporting Person is the beneficial owner of 5,174,737 shares of Class A Common Stock representing 14.2% of the Class A Common Stock (based on 32,348,862 shares of Class A Common Stock outstanding as of February 14, 2012, which number includes 4,141,769 unvested restricted shares, plus 1,249,086 shares of Class A Common Stock issuable upon exercise of stock options exercisable within 60 days of February 14, 2012 and 2,903,188 shares of Class B Common Stock, each share of which (i) is convertible at any time into an equal number of shares of Class A Common Stock at the option of the holder thereof and (ii) has ten votes per share on all matters subject to the vote of the stockholders).

(b)   The number of shares of Class A Common Stock as to which the Reporting Person has the sole power to vote or direct the vote is 5,122,189.  The number of shares of Class A Common Stock as to which the Reporting Person shares the power to vote or direct the vote is 52,548.  The number of shares of Class A Common Stock as to which the Reporting Person has the sole power to dispose or direct the disposition is 4,534,185.  The number of shares of Class A Common Stock as to which the Reporting Person shares the power to dispose or direct the disposition is 52,548.

(c)   N/A

(d)   The Partnership and the Foundation each have the right to receive dividends from, and the proceeds from the sale of, the Class B Common Stock it owns.

(e)   N/A

Item 6	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

The Reporting Person and the Issuer are parties to an Employment Agreement, effective as of July 1, 1999, as amended on December 3, 2008 (the “Employment Agreement”).  Pursuant to the Employment Agreement, the Reporting Person is eligible to participate in any stock option plans maintained by the Issuer and in the management incentive plan of the Issuer or such other bonus arrangements as the Issuer may make available to its executive employees.

Item 7	Material to Be Filed as Exhibits.

1.
Employment Agreement, effective as of July 1, 1999, between Christopher G. McCann and 1-800-FLOWERS.COM, Inc. (incorporated by reference from Registration Statement on Form S-1/A (No. 333-78985) filed with the SEC on July 9, 1999, Exhibit 10.20)

2.	Amendment dated December 3, 2008 to Employment Agreement between Christoper G. McCan and 1-800-FLOWERS. COM, Inc. (Quarterly Report on Form 10-Q filed on February 6. 2009, Exhibit 10.2)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2012

/s/Christopher G. McCann

EXHIBIT INDEX

Page

1.         Employment Agreement, effective as of July 1, 1999, between Christopher G. McCann and 1-800-FLOWERS.COM, Inc. (incorporated by reference from Registration Statement on Form S-1/A (No. 333-78985) filed with the SEC on July 9, 1999, Exhibit 10.20)

2. Amendment dated December 3, 2008 to Employment Agreement between Christoper G. McCan and 1-800-FLOWERS. COM, Inc. (Quarterly Report on Form 10-Q filed on February 6. 2009, Exhibit 10.2)